UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION

8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	JPMorgan Trust III

Address of Principal Business Office (No. & Street, City, State, Zip Code):

JPMorgan Trust III

270 Park Avenue

New York, NY 10017

Telephone Number (including area code):

1-800-480-4111

Name and address of agent for service of process:

Frank J. Nasta, Esq.

J.P. Morgan Investment Management Inc.

270 Park Avenue

New York, New York 10017

With Copies to:

John T. Fitzgerald, Esq.

JPMorgan Chase & Co.

270 Park Avenue

New York, New York 10017

Jon S. Rand, Esq.

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf of the City of New York and State of New York on the 22nd day of November 2013.

JPMorgan Trust III

By:	/s/ Robert L. Young
Name:	Robert L. Young
Title:	President and Principal Executive Officer

Attest:	/s/ Frank J. Nasta
Name:	Frank J. Nasta
Title:	Secretary